Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF RESTATED CERTIFICATE OF INCORPORATION OF

SIERRA ONCOLOGY, INC.

Sierra Oncology, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

First: The name of the Corporation is Sierra Oncology, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 8, 2003 under the name Phenome Systems, Inc. The Corporation filed with the Secretary of State of the State of Delaware a Restated Certificate of Incorporation on July 21, 2015 under the name ProNAi Therapeutics, Inc. and a Certificate of Amendment effective as of January 10, 2017 under the name Sierra Oncology, Inc.

Second: The following two paragraphs are hereby added immediately after Section 2.3 of Article IV of the Restated Certificate of Incorporation of the Corporation:

“Effective at 4:30 p.m. Eastern time on January 22, 2020 (the “Certificate of Amendment”), each forty (40) shares of the Corporation’s Common Stock, issued and outstanding prior to such filing shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.001 per share, of the Corporation (the “Reverse Split”). No fractional share shall be issued in connection with the foregoing combination of the shares pursuant to the Reverse Split. Any fractional share resulting from such aggregation upon the Reverse Split shall be rounded down to the nearest whole number. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the Reverse Split (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Corporation’s Common Stock as reported on The Nasdaq Global Market on the date of filing of this Certificate of Amendment of Restated Certificate of Incorporation of Sierra Oncology, Inc.

The Reverse Split shall occur automatically without any further action by the holders of Common Stock, and whether or not the certificates representing such shares have been surrendered to the Corporation; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable as a result of the Reverse Split unless the existing certificates evidencing the applicable shares of stock prior to the Reverse Split are either delivered to the Corporation, or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed, and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

Third: The foregoing amendment of the Restated Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment of Restated Certificate of Incorporation of Sierra Oncology, Inc. has been signed this 22nd day of January 2020.

SIERRA ONCOLOGY, INC.

By:	/s/ Sukhi Jagpal
Name:	Sukhi Jagpal
Title:	Chief Financial Officer